Exhibit 99.1

Investors Presentation

September 2016

Forward-Looking Statement
This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F and Current Reports on Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Nothing in this Presentation, constitute an offering the purchase securities of the company.

IGLD's Profile
Internet Gold (TASE and Nasdaq: IGLD) is a telecommunications-oriented holding company. Internet Gold's holds 64.8% interest in B Communications Ltd. ("BCOM") (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (approximately 26.3%) in Bezeq - The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE: BEZQ).
Internet Gold is a subsidiary of Eurocom Communications Ltd.
IGLD's debt includes 2 series of debentures that are traded on TASE. During Q1/2016 the rating of the both series was notched-up to A3 local rating.
Trades at a discount to Net Asset Value.
On June 29, 2016, Internet Gold received a dividend of NIS 230 million from its subsidiary B Communications.

Eurocom was founded in 1979.
One of Israel's largest holding companies in Israel.
Owned by Shaul Elovitch, Chairman of the Board of Directors (80% ownership) and Yossef Elovitch, Director (20% ownership).
Investments in telecommunications, satellite services, renewable energy, media, consumer electronics, real estate and additional fields.
Internet Gold (IGLD)
B Communications (BCom)
Bezeq
Satellite Services
Space
Communications Ltd.
Satcom Sys Ltd.
Telecom Consumer
Electronic Products
Eurocom Cellular
Communications
(Microsoft, Motorola,
ZTE)
Eurocom Digital
Communications
(Panasonic, Uniden)
D.M. Engineering
Ltd.
Real Estate
Eurocom Real
Estate Ltd.
MIDTWON
EITAG Ltd.

Investments &
Finance
Enlight energy Ltd.
Eurocom Capital
Finance Ltd.
Traded on TASE
Traded on NASDAQ

Company's Management
Shaul Elovitch *
Founder & Chairman
Over 40 years experience
building leading
communications businesses
and other major investments
businesses
Doron Turgeman
CEO since 2011 & CFO from
2001 till 2011
20 years experience in
management
18 years experience in
communications
Proven capabilities in:
Strategy creation & strategic planning
Marketing & brand development
Operational & financial management
Management of mergers & acquisitions
Capital raising - 15 major transactions
2 IPOs - IGLD and BCOM
11 bond issues
$800 million Rule 144A offering
Convertible bond issuance and 2 option series.
*Chairman of the board of directors of Bezeq and its subsidiaries

Key Milestones for IGLD
From small entrepreneurial business
to large holding company
Founded in 1999 under the name Goldtrade, operating in the field of e-commerce, as a subsidiary of IGLD, and as the operator of the e-commerce web site P1000
In 2004, IGLD increases its holdings in the Company to 100%
Restructure of IGLD into a holding company owning Smile Communications and Smile Media
As part of the restructure Goldtrade changes its name to Smile Communications, transfers its e-commerce activities to Smile Media and receives IGLD's communications activities
Acquisition and merger with 012 Golden Lines to form 012 Smile Communications
Successful IPO and listing of 012 Smile Communications on NASDAQ and TASE (SMLC)
Continuous organic growth
Crystallization of the strategy to become a leader in the Israeli telecom market
Preparation for the next major M&A transaction while examining several opportunities
Sale of legacy 012 Smile Communications assets
Acquisition of the controlling interest in Bezeq - Israel's telecom market leader
From April 2010 through June 2016, BCOM decreased its net debt from more than NIS 5 billion to NIS 1.9 billion
On February 2, 2016, BCOM announced the sale of 4.18% of Bezeq's shares for NIS 982 million
On February 19, 2014, BCOM announced the completion of an international offering of US$ 800 million senior secured notes that was used to fully refinance the bank and institutional debt that it incurred to acquire its controlling interest in Bezeq
Focus on continuous deleveraging and creation of shareholder value
1999
to
2006
2007
to
2009
2010
to
2015

Group Structure
Eurocom Group
Internet Gold
Golden Lines
B Communications
Free float
Free float
Free float
Fixed-line, broadband
infrastructure, data com
Call centre
services
Pay-TV (DTH)
Mobile telephony
and data
ILD, ISP,
enterprise
solutions
Internet
portal
Walla!
Private
● M.cap (Bil. NIS) - 1.0
● NAV (Bil. NIS) - 1.8
● Net debt (Mil. NIS) - 545
● Net debt / EBITDA - 4.77
● Listed - TASE, NASDAQ
● M.cap (Bil. NIS) - 2.8
● NAV (Bil. NIS) - 3.6
● Net debt (Bil. NIS) - 1.9
● Net debt / EBITDA - 4.00
● Listed - TASE, NASDAQ
● M.cap (Bil. NIS) - 21.1
● TTM EV/EBITDA - 7.3
● Net debt / EBITDA - 2.24
● Listed - TASE
Source: Bezeq's investors presentation - http://ir.bezeq.co.il.
(1) Net debt figures are as of June 30, 2016. Holding percentage figures are as of September 1, 2016.

Reduction in LTV
Based on BCOM's NAV
(NIS Millions)
IGLD's share in BCOM's NAV
IGLD's Net Debt
LTV

Reduction in LTV
Based on BCOM's Market Value
(NIS Millions)
Market value of IGLD's holding in BCOM
IGLD's Net Debt
LTV

Bezeq: Israel's Most Comprehensive Communications
Infrastructure and Service Provider
Listed on TASE

Bezeq Financials
(NIS Millions)
Revenues
Net Income
EBITDA
Free Cash Flow

Bezeq's Dividend Policy
Distribution of 100% of its net income on a semi-annual basis

4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
10.5%
1,600
16.1%
1,800
1,060
9.1%
1,514
9.8%
1,941
14.9%
3,733
13.4%
1,000
2,155
21.9%
1,000
2,071
19.4%
1,000
1,830
12.3%
2,069
9.3%
1,777
7.0%
1,441
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Special dividend
Dividend
Based on its ownership interest, BCOM will receive ~ 26.3% of Bezeq's annual dividends.
Since 2006, Bezeq has paid over NIS 25.8 billion (US$ 6.8 billion) in dividends.
On August 3, 2016, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 665 million, representing Bezeq's profits for the first half of 2016. The dividend will be paid on October 6, 2016 to shareholders of record as of September 20, 2016. Bcom's share in this distribution is NIS 175 million.
* Dividend Yield is based on average market cap during the period
Source: Bezeq

IGLD's Solo Net Debt
IGLD's Unconsolidated Balance Sheet Data*
As of June 30, 2016
* Does not include the balance sheet of BCOM

NIS millions
Unaudited

Short term liabilities	151
Long term liabilities	795
Total liabilities	946
Total Liquidity	401
Net debt	545

IGLD’s Solo Balance Sheet

	December 31, 2015	June 30, 2016
Statements of Financial Position	Audited	Unaudited
Assets
Cash and cash equivalents	38	238
Investments including derivatives	239	163
Other receivables	-	1
Total current assets	277	402

Deferred tax asset	11	-
Investments in investee	698	924
Total non-current assets	709	924

Total assets	986	1,326

Liabilities
Short-term debentures	130	130
Other payables	24	22
Total current liabilities	154	152

Debentures	925	795
Total non-current liabilities	925	795

Total liabilities	1,079	947

Shareholders equity (equity deficit)	(93)	379

Total liabilities and equity	986	1,326

IGLD During Last 18 Months

	December 31, 2014	June 30, 2016
IGLD's share in Bcom's Market cap (NIS Billions)	1.40	1.77
IGLD's share in Bcom's NAV (NIS Billions)	2.21	2.28
Net Financial Debt (NIS Billions)	0.82	0.55
NAV (NIS Billions)	1.39	1.73
Debt Weighted Duration (In years)	3.50	2.97
LTV Based on BCOM's NAV	37.1%	23.9%
LTV Based on BCOM's Market Cap	58.6%	30.9%
Local rating of Series B/C Debentures	BBB+	A-
Series C Debentures YTM	4.48%	1.74%
Series D Debentures YTM	6.58%	2.31%
Total Liquidity (NIS Billions)	0.32	0.40

Projection of Future
Debt Repayment
(NIS millions)
Series C Debentures
Series D Debentures
All amounts include future estimated interest payments
As of September 1, 2016

The Bezeq Era

Thank you

Term
Definition
Liquidity balances
Cash and cash equivalents and short term investments.
Net debt
Total financial liabilities minus liquidity balances.
Loan To Value - LTV
Solo Net debt to Company’s share in Bezeq’s market cap.
Dividend yield
Total dividends paid by the company during last 12 months to Company’s average market cap.
during last 12 months.
EBITDA
Earnings Before Interest, Taxes, Depreciation, Amortization.
Enterprise Value - EV
Market cap. of shareholders’ equity plus net debt.
B Communications' NAV
Value of B Communications’ share in Bezeq’s market cap less B communications solo net debt.
Internet Gold's NAV
Value of Internet Gold's share in B Communications' NAV less Internet Gold's solo net debt.
Net debt / EBITDA
Proportional net debt to EBITDA according to company's holding ratio in its subsidiaries.
Market Capitalization
Market cap. Figures in this presentation are as of September 1, 2016.
Free cash flow
Cash flows from operating activities minus capital expenditures.
Glossary